[redacted]

11015795

SECU... ...MISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 2 2 2011
WASH, D.C.
211

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51472

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2010 (MM/DD/YY) AND ENDING DECEMBER 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ESSEX SECURITIES, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM ID. NO.
46605

168 CENTRE STREET
(No. and Street)

DANVERS (CITY) MA (state) 01923 (zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BARRY MARSOLAIS 1-800-377-7965 Ext 129
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Karll, Harvey CPA, P.C.
(NAME- IF INDIVIDUAL STATE LAST, FIRST, MIDDLE NAME)

41 Middle Street (Address) Newburyport (City) MA (State) 01950-2755 (ZIP Code)

CHECK ONE:

XX Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims -for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Barry Marsolais swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Essex Securities, LLC , as of December 31, 2010 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Barry Marsolais
Signature

President-CEO
Title

THERESA A. MURRAY
Notary Public
Commonwealth of Massachusetts
My Commission Expires
August 25, 2017

Theresa A. Murray
Notary Public

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity, or Partners' or Sole Proprietor's Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims, of Creditors.
X (g) Computation of Net Capital
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (I) Information Relating to the Possession or control Requirements under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
X (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
X (m)A copy of the SIPC Supplemental Report.
X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions, of this filing, see section 240.17d-5 (e)(3).*

Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

Report on Internal Control Required By SEC Rule 17a-5 for a Broker-Dealer claiming an exemption From SEC Rule 15c3-3

Partners
Essex Securities, LLC
Danvers, Massachusetts

In planning and performing my audit of the financial statements of Essex Securities, LLC, for the year ended December 31, 2010, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures

are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, Management, the SEC, (Designated self-regulatory organization), and other regulatory agencies that rely on Rule 17a-5(g) under the

Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Harvey E Karll CPA, P.C.

Harvey E Karll CPA, P.C.
Newburyport, MA
February 3, 2011

Essex Securities, LLC

Audited Financial Statements

For The Year Ended December 31, 2010

Contents

Index

*****

***

*

Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

Partners
Essex Securities, LLC
Danvers, Massachusetts

INDEPENDENT AUDITORS' REPORT

I have audited the accompanying statement of financial condition of Essex Securities, LLC, as of December 31, 2010, and the related statements of income, changes in member's capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards, generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Essex Securities, LLC as of December 31, 2010 and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harvey E. Karll CPA, P.C.

Harvey E. Karll CPA, P.C.
February 3, 2011

Essex Securities LLC
Statement of Financial Condition
December 31, 2010

Assets

Cash and Cash Equivalents	$ 283,993
CRD Daily	6,465
Commissions Receivable	64,035
Prepaid Auto Lease	19,510
Equipment and organization, at cost, less accumulated depreciation and amortization of $28,179	7,535
	$ 381,538

Liabilities and Members Equity

Liabilities:	
Accounts Payable	$ 83,326
Accrued Expenses	20,906
Commissions Payable	41,601
	145,833
Members Equity:	
Members Capital	235,705
	$ 381,538

See Accountant's Report & Accompanying Notes

Essex Securities, LLC
Statement of Income
For The Year Ended December 31, 2010

Revenues	
Commissions Income	$ 983,763
Interest	150
	983,913
Expenses:	
Commissions	477,001
Communications and data processing	18,329
Occupancy	9,367
Regulatory fees and expense	75,156
Other expenses	436,327
	1,016,180
Net Loss	($ 32,267)

See Accountant's Report & Accompanying Notes

Essex Securities LLC
Statement of Changes in Member's Capital
For the Year Ended December 31, 2010

	Members Capital
Balance at beginning of year	$ 267,972
Net Loss	(32,267)
Balance at end of year	$ 235,705

See Accountant's Report & Accompanying Notes

Essex Securities, LLC
Statement of Cash Flows
Twelve Months Ended December 31, 2010

		Year To Date
Cash Provided from Operations		
Net Income (Loss)	($ 32,266)	
Adjustments		
Add:		
Depreciation	2,999	
Accounts Receivable-Reps	16,991	
Commissions Payable	41,601	
Accrued Expenses	6,608	
Less:		
Prepaid Auto Lease	(19,510)	
CRD DAILY	(4,363)	
Commissions Receivable	(56,431)	
Accounts Payable	(3,603)	
Cash from Operations		(47,974)
Cash Flows - Invested		
Computer Equipment	(5,579)	
Investing Cash Flows		(5,579)
Cash Flows - Financing		
Financing Cash Flows		0
Cash Increase (Decrease)		(53,553)
Cash - Beginning of Year		
Cash-Main Checking	272,478	
Cash-Money Market	37,928	
CRD-Daily Account	0	
Cash - Pershing	27,140	
Total Beginning of Year		337,546
Cash on Statement Date		$ 283,993

See Accountant's Report & Accompanying Notes

Essex Securities, LLC
Notes to Financial Statements
For the Year Ended December 31, 2010

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

Essex Securities, LLC, is a broker/dealer that operates on a fully disclosed basis. Related commission revenue and expenses are recorded on a settlement date basis. All customers transactions are cleared through Pershing LLC on a fully disclosed basis. The company has several representatives who sell mutual funds, annuities, and alternate investments.

Depreciation

The fixed assets of the company are recorded at cost. Depreciation is recorded on the straight-line basis over the estimated useful life of the related assets. Routine repairs and maintenance are expenses as incurred. The estimated lives of the Company's assets are as follows:

Computers	5 years
Furniture & Fixtures	7 years

Depreciation expense for 2010 is $2,874.

Income Taxes

A limited liability company is treated as a partnership for both federal and state income tax purposes. Thus, federal and state income (loss) are passed through to the members of the company, and not taxed at the company level. Therefore, no provision or liability for federal or state income taxes are required in these financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Accounting

The Company uses the accrual method of accounting for financial and tax accounting purposes.

Essex Securities, LLC
Notes to Financial Statements
For the Year Ended December 31, 2010

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2010 the company had $33,995 in excess of FDIC insured limits. The company has not experienced any losses in such accounts.

2. NET CAPITAL

As a broker/dealer, the company is subject to the Securities ND Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital computed under 15c3-1 was $197,195 at December 31, 2010, which exceeds required net capital of $5,000 by $192,195. The ratio of aggregate indebtedness to net capital at December 31, 2010 was 0.74 to 1.

3. ADVERTISING

The company's policy is to expense the cost of advertising as it is incurred. Advertising for 2010 is $311.

4. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include all cash balances and highly liquid investments with an initial maturity of three months or less.

5. FAIR VALUE OF FINANCIAL STATEMENTS

The Company's financial statements are cash and cash equivalents, commissions receivable, accounts payable and commissions payable. The recorded values of the cash and cash equivalents, commissions receivable, accounts payable and commissions payable approximate their fair values based on their short-term nature.

6. LEASES

The Company rents office space on a tenant at will basis for $700 per month. Rent expense for 2010 was $8,400.

7. RELATED PARTY TRANSACTIONS

The President and his administrative assistant are on the payroll of Investors Marketing Services Inc. (IMS), a company owned and controlled by Janice Charles, the 99% owner/member of the Company. IMS pays their salaries, payroll taxes and health insurance. These expenses are classified as management fees on the Company's books. The total amount the Company paid IMS in 2010 was $196,216. At December 31, 2010 there was $6,770 payable due IMS.

8. SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 3, 2011, the date on which the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

Essex Securities, LLC
Computation of Net Capital
December 31, 2010

Schedule I

Total Worth		$ 235,705
Less: Non-Allowable Assets		
Fidelity Bond Deductible	5,000	
Prepaid Auto Lease	19,510	
CRD Daily	6,465	
Fixed Assets - Net	7,535	38,510
Net Capital		197,195
Less: Capital Requirement		5,000
Excess Capital		$ 192,195
Aggregate Indebtedness		$ 145,833
Ratio of Aggregate Indebtedness To Net Capital		0.74 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2010.

Schedule II
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Essex Securities, LLC as of 12/31/10

EXEMPTIVE PROVISION UNDER RULE 15c3-3

If an exemption from Rule l5c3-3 is claimed, identify below the section upon which such exemption is based:

A. (k) (1)—Limited business (mutual funds and/or variable annuities only) _______ 4550

B. (k) (2)(i)—"Special Account for the Exclusive Benefit of customers" maintained _______ 4560

C. (k) (2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) ___X___ 4570

Clearing Firm SEC#s	Name	Product Code
8- 17574 [4335A]	Pershing LLC, Investors Capital [4335A2]	A11 [4335B]
8-______ [4335C]	______ [4335C2]	______ [4335D]
8-______ [4335E]	______ [4335E2]	______ [4335F]
8-______ [4335G]	______ [4335G2]	______ [4335H]
8-______ [4335I]	______ [4335I2]	______ [4335I]

D. (k) (3) Exempted by order of the Commission _______ 4580

See Accountant's Report and Accompanying Notes

Essex Securities, LLC

Supplemental SIPC Report

December 31, 2010

Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

Partners
Essex Securities, LLC

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Commission, we have performed the following procedures with respect to the accompanying schedule (Form SIPC-7) of Securities Investor Protection Corporation assessments and payments of Essex Securities, LLC for the fiscal year ended December 31, 2010. Our procedures were performed solely to assist you in complying with Rule 17a-5(e)(4) and our report is not to be used for any other purpose. The procedures we performed are as follows:

1) Compared listed assessment payments with respective cash disbursement records entries;

2) Compared amounts included with the amounts reported on the audited Form X-17A-5 for the period January 1, 2010 to December 31, 2010 with the amounts reported in the General Assessment Reconciliation (Form SIPC-7);

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting adjustments; and

5) Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on Form SIPC-7 were not determined in accordance with applicable instructions and forms. This report relates only to the schedule referred to above and does not extend to any financial statements of Essex Securities, LLC taken as a whole.

Harvey E Karll CPA, P.C.

Harvey E. Karll CPA, P.C.
February 3, 2011

SIPC-7T

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371 - 8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

051472 FINRA DEC 10

ESSEX SECURITIES LLC

168 CENTRE STREET

DANVERS, MA 01923

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate On the form filed.

Name and telephone number of person to contact respecting this form. Barry Marsolais 800-377-7964

2.A. General Assessment [item 2e from page 2 (not less than $150 minimum) $ 613

B. Less payment made with SIPC-6 filed (exclude interest) (290)

Date Paid — Amount

July 29, 2010 — $ 290

C. Less prior year overpayment applied ( )

D. Assessment balance due or (overpayment) 323

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $(323)

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 323

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Essex Securities, LLC
(Name of Corporation, Partnership or other organization)

Barry J Marsolais
(Authorized Signature)

Dated the 3rd day of February , 20 11 .

President/CCO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 2010
and ending December 31, 20 10
Eliminate cents

Item No.		
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 963,915
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries(except foreign subsidiaries) and predecessors not included above.		
(2) Net loss from principal transactions in securities in trading accounts.		
(3) Net loss from principal transactions in commodities in trading accounts.		
(4) Interest and dividend expense deducted in determining item 2a,		
(5) Net loss from management of or participation in the underwriting or distribution of securities.		
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		
(7) Net loss from securities in investment accounts.		
Total additions		963,915
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		717,562
(2) Revenues from commodity transactions.		
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		956
(4) Reimbursements for postage in connection with proxy solicitation.		
(5) Net gain from securities in investment accounts.		
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):		
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$	
Enter the greater of line (i) or (ii)		
Total deductions		718,518
2d. SIPC Net Operating Revenues		$ 245,397
2e. General Assessment @ .0025		$ 613